Filed Pursuant to Rule 433

Dated November 12, 2025

Registration Statement: No. 333-275858

The Charles Schwab Corporation

$1,000,000,000 4.343% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2031

$1,000,000,000 4.914% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2036

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A- / Positive, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	November 12, 2025

Settlement Date:	November 14, 2025 (T+2)**

	4.343% Fixed-to-Floating Rate Senior Notes due 2031 (the “2031 Notes”)	4.914% Fixed-to-Floating Rate Senior Notes due 2036 (the “2036 Notes”)

Principal Amount:	$1,000,000,000	$1,000,000,000

Maturity Date:	November 14, 2031	November 14, 2036

Benchmark Treasury:	3.625% UST due October 31, 2030	4.250% UST due August 15, 2035

Benchmark Treasury Price / Yield:	99-26+/3.663%	101-15+/4.064%

Spread to Benchmark Treasury:	+68 bps	+85 bps

Yield to Maturity:	4.343%	4.914%

Public Offering Price:	100.000% of the principal amount	100.000% of the principal amount

Gross Proceeds to CSC:	$1,000,000,000	$1,000,000,000

Underwriting Discount per note paid by CSC:	0.350%	0.450%

Aggregate Underwriting Discount paid by CSC:	$3,500,000	$4,500,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$996,500,000	$995,500,000

Interest Rates:	The 2031 Notes will bear interest (i) during the 2031 Notes Fixed Rate Period at a fixed rate per annum equal to 4.343%, and (ii) during the 2031 Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 0.940%.	The 2036 Notes will bear interest (i) during the 2036 Notes Fixed Rate Period at a fixed rate per annum equal to 4.914%, and (ii) during the 2036 Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 1.230%.

Interest Reset Date:	November 14, 2030	November 14, 2035

Fixed Rate Period:	From and including the original issue date to but excluding the 2031 Notes Interest Reset Date	From and including the original issue date to but excluding the 2036 Notes Interest Reset Date

Floating Rate Period:	From and including the 2031 Notes Interest Reset Date to but excluding the 2031 Notes Maturity Date	From and including the 2036 Notes Interest Reset Date to but excluding the 2036 Notes Maturity Date

Interest Payment Dates:

Fixed Rate Period: Semi-annually in arrears on each May 14 and November 14, commencing on May 14, 2026 and ending on November 14, 2030

Floating Rate Period: Quarterly in arrears on February 14, 2031, May 14, 2031 and August 14, 2031; provided that the final interest payment will be made on the 2031 Notes Maturity Date

Fixed Rate Period: Semi-annually in arrears on each May 14 and November 14, commencing on May 14, 2026 and ending on November 14, 2035

Floating Rate Period: Quarterly in arrears on February 14, 2036, May 14, 2036 and August 14 2036; provided that the final interest payment will be made on the 2036 Notes Maturity Date

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Period interest payment date	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Period interest payment date

Optional Redemption: Make-Whole Call:	On or after May 14, 2026 and prior to the 2031 Notes Interest Reset Date, CSC may redeem some or all of the 2031 Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	On or after May 14, 2026 and prior to the 2036 Notes Interest Reset Date, CSC may redeem some or all of the 2036 Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on the 2036 Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On the 2031 Interest Reset Date, in whole but not in part, or on or after October 14, 2031 (one month prior to the 2031 Notes Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.	On the 2036 Interest Reset Date, in whole but not in part, or on or after August 14, 2036 (three months prior to the 2036 Notes Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	808513CK9 / US808513CK91	808513CL7 / US808513CL74

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	AmeriVet Securities, Inc. Barclays Capital Inc. PNC Capital Markets LLC TD Securities (USA) LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about November 14, 2025, which is the second business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll free at (866) 718-1649, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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